OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Technical Olympic USA, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

878483106

(Cusip Number)

Patricia M. Petersen, Esq.
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 878483106			Page 2 of 5

1.	Name of Reporting Person: Technical Olympic S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Greece

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 32,913,580 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 29,913,580 shares

		10.	Shared Dispositive Power: 3,000,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,913,580 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 73.37%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 878483106	13D	Page 3 of 5 Pages

     This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003, November 13, 2003 and December 16, 2003 by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a) Technical Olympic S.A. is the beneficial owner of 32,913,580 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and 44,856,437 shares of Common Stock outstanding, represents 73.37% of the outstanding shares of Common Stock. This reflects a three-for-two stock split on the Common Stock, effective in the form of a 50% stock dividend, paid on June 1, 2004, to shareholders of record at the close of business on May 14, 2004.

     Except as set forth below, none of the persons identified on Schedule A beneficially own any Common Stock:

Name	Number of Shares	Percent
Konstantinos Stengos	37,500	.0836%
Marianna Stengou	15,000	.0334%

Mr. Stengos and Ms. Stengou each have the sole power to vote and dispose of the shares of Common Stock that they beneficially own.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) Except as set forth below, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

From August 23, 2004 through August 26, 2004, the Reporting Person sold 202,600 shares of Common Stock in a series of open market transactions exempt under Rule 144 of the Securities Act of 1933, as amended, as follows:

Trade Date	Price	Number of Shares
August 26, 2004	$24.62	10,000
August 26, 2004	$24.64	17,000
August 26, 2004	$24.65	5,000
August 26, 2004	$24.66	7,500
August 26, 2004	$24.70	2,500
August 26, 2004	$25.08	600
August 25, 2004	$24.50	18,000
August 25, 2004	$24.61	1,000
August 25, 2004	$24.85	1,000
August 25, 2004	$25.00	5,000
August 24, 2004	$24.97	7,500
August 24, 2004	$24.98	6,000
August 24, 2004	$25.02	1,500
August 24, 2004	$25.09	4,000
August 24, 2004	$25.11	4,500
August 24, 2004	$25.15	1,500

1

CUSIP No. 878483106	13D	Page 4 of 5 Pages

August 23, 2004	$24.50	2,500
August 23, 2004	$24.53	6,500
August 23, 2004	$24.55	5,000
August 23, 2004	$24.56	5,000
August 23, 2004	$24.63	22,500
August 23, 2004	$24.73	2,000
August 23, 2004	$24.75	2,500
August 23, 2004	$24.78	4,000
August 23, 2004	$24.95	10,000
August 23, 2004	$25.01	7,500
August 23, 2004	$25.03	7,500
August 23, 2004	$25.05	10,000
August 23, 2004	$25.08	2,500
August 23, 2004	$25.10	5,000
August 23, 2004	$25.14	17,500

		202,600

     (d) Except as described in Item 6 below, there is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person entered into a Pledge Agreement dated October 13, 2004, (the “Agreement”) in favor of Citibank International PLC (“Citibank”), a credit institution organized and existing under the laws of England, in order to induce certain bond holders to extend credit to the Reporting Person and to induce Citibank to act as representative for the bond holders in connection with a US $30,000,000 bond issue by the Reporting Person (the “Bond Loan Plan”). Pursuant to the Agreement, the Reporting Person has pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 3,000,000 shares of Common Stock (the “Shares”).

Prior to the occurrence and continuance of an event of default under the Agreement, the Reporting Person shall be entitled to vote or consent with respect to the Shares in any manner not inconsistent with the Agreement or any instrument delivered pursuant to or in connection with the Agreement. Pursuant to the Agreement, the Reporting Person granted to Citibank an irrevocable proxy to vote the Shares, which proxy shall be effective immediately upon the occurrence of an event of default under the Agreement or registration of the Shares in the name of Citibank. Until the termination of the Agreement, Citibank shall receive as collateral any and all additional shares of stock or any other property distributable on or by reason of the Shares, with the sole exception of cash dividends or cash interest payments made prior to an event of default. The Agreement will continue in full force and effect until all of the obligations of the Reporting Person to the bond holders arising under the Bond Loan Plan or other document delivered pursuant thereto have been paid in full or otherwise satisfied.

2

CUSIP No. 878483106	13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2004

TECHNICAL OLYMPIC S.A.
By:	/s/ Konstantinos Stengos
	Name:	Konstantinos Stengos
	Title:	Managing Director

3